SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 6)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:


                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

CUSIP NO. 155569-10-6                                             Page 1 of 2
                        SCHEDULE 14D-1 AND SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          General Electric Company;
          I.R.S. Identification No. 14-0689340
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)
                                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          State of New York
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          95.1%
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          95.1%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


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


CUSIP NO. 155569-10-6                                             Page 2 of 2
                        SCHEDULE 14D-1 AND SCHEDULE 13D

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          General Electric Capital Corporation;
          I.R.S. Identification No. 13-1500700
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          State of New York
--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          95.1%
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                         [  ]
--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          95.1%
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

         This Amendment No. 6 ("Amendment No. 6") is to the Tender Offer Statement on Schedule 14D-1 and the statement of beneficial ownership on
Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 5.  PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

         Item 5(a),(f) and (g) are hereby amended and supplemented by adding thereto the following:

         (a), (f) and (g). On October 13, 1997, GE Capital gave notice that it was exercising its right under Section 429 of the U.K. Companies Act 1985 to acquire compulsorily all CTR Shares (including CTR Shares represented by CTR
ADSs) not already acquired by it pursuant to the Offer. CTR Shares (including CTR Shares represented by CTR ADSs) not already acquired pursuant to the Offer will be acquired compulsorily on November 24, 1997. Copies of the notice to non-assenting shareholders delivered pursuant to Section 429(4) of the Companies Act 1985 and the letter sent to holders of CTR Shares from GE Capital, are filed herewith as Exhibits (a)(23) and (a)(24), respectively. The Offer remains open for acceptance during the Subsequent Offer Period, which is scheduled to expire at 10:00 p.m. (London time), 5:00 p.m. (New York City time), on October 24, 1997, unless the Offer is otherwise extended.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(23) Notice to non-assenting shareholders, dated October 13, 1997, pursuant to Section 429(4) of the Companies Act 1985.

(a)(24) Letter to the holders of CTR Shares from GE Capital, dated October 13, 1997.

                                   SIGNATURES


         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 14, 1997

                            General Electric Company


                            By /s/ Robert E. Healing
                               Name: Robert E. Healing
                               Title: Corporate Secretary


                            General Electric Capital Corporation


                            By /s/ R. Todd Bradley
                               Name: R. Todd Bradley
                               Title: Vice President

                                  EXHIBIT INDEX


Exhibit
Number            Description of Document
-------           -----------------------

(a)(23) Notice to non-assenting shareholders, dated October 13, 1997, pursuant to Section 429(4) of the Companies Act 1985

(a)(24) Letter to the holders of CTR Shares from GE Capital, dated October 13, 1997




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